
03025934


JUN 3 0 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Full Title of Plan


PROCESSED
JUL 0 2 2003
THOMSON
FINANCIAL

CABLEVISION SYSTEMS CORPORATION
1111 Stewart Avenue
Bethpage, New York 11714

Name of Issuer of the
Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office

Page one of sixteen pages.

CABLEVISION CHOICE 401(K) SAVINGS PLAN

Table of Contents



Independent Auditors' Report

The Plan Administrator
Cablevision Choice 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Melville, New York
June 26, 2003



KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments:		
Registered investment company mutual funds	$124,872,312	$120,947,852
Managed equity investment portfolio	1,981,824	2,792,985
Cablevision Stock Fund	56,352,671	63,755,709
Rainbow Stock Fund	-	13,288,018
Common/collective trust fund	62,920,586	60,795,512
Cash equivalents	3,355,169	4,762,124
Participant loans receivable	13,534,853	14,331,681
Total investments	263,017,415	280,673,881
Receivables:		
Employer contribution	615,240	499,651
Participant contributions	1,918,114	1,747,555
Dividend and interest receivable	377,796	292,989
Total receivables	2,911,150	2,540,195
Total assets	265,928,565	283,214,076
Liabilities:		
Due to broker for securities purchased	1,064,916	1,358,352
Due to plan sponsor	250,000	250,000
Total liabilities	1,314,916	1,608,352
Net assets available for benefits	$264,613,649	$281,605,724

See accompanying notes to financial statements.

3

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions:	
Additions to net assets attributed to:	
Investment income:	
Interest and dividends	$ 1,129,662
Contributions:	
Employer	12,924,433
Participant	42,222,462
Rollovers	4,669,172
	59,816,067
Total additions	60,945,729
Deductions:	
Deductions from net assets attributed to:	
Net depreciation in fair value of investments (note 3)	54,904,107
Benefits paid to participants	23,014,603
Administrative expenses	19,094
Total deductions	77,937,804
Net decrease	(16,992,075)
Net assets available for benefits:	
Beginning of year	281,605,724
End of year	$264,613,649

See accompanying notes
to financial statements.

4

(1) Description of the Plan and Nature of Operations

The following description of the Cablevision CHOICE 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of Cablevision Systems Corporation and certain subsidiaries and affiliated companies (as defined) (Cablevision or the Company), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993, and was most recently amended effective as of January 1, 2002. The Plan generally covers employees who have completed thirty days of service; provided, however, that certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended.

Effective January 1, 2002, the Plan was amended and restated to comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective January 1, 2001, the Plan was amended to include the participation of the eligible employees of Madison Square Garden L.P. and its affiliates, along with eligible employees of CCG Holdings, Inc., subsidiaries of Cablevision.

(b) Management of Investment Assets

Investment assets of the Plan are maintained under a trust agreement with Mellon Bank, N.A. (Mellon) (formerly known as Dreyfus Trust Company). All investment and participant loan transactions are executed by Mellon for the exclusive benefit of participants under the Plan.

(c) Contributions

Effective January 1, 2002, eligible employees may, at their option defer up to 50% each year of their eligible pre-tax compensation, as defined, (1-15% if highly compensated) and up to 10% of their after tax compensation into any of the available investment elections. The Plan provides that the Company will match 50% of the first 6% of a participant's pre-tax contribution to the Plan. Contributions allocated to the participant's account for 2002 cannot exceed the lesser of (a) $40,000 or (b) 100% of the participant's compensation for the plan year. Contributions are subject to certain other limitations.

Effective March 1, 2002, a Member who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions shall be considered as deferral contributions for all purposes under the Plan, except that catch-up contributions: (a) shall not be subject to the percentage deferral limitations, and (b) shall not exceed $1,000 for the plan year ended December 31, 2002.

Prior to January 1, 2002, eligible employees were, at their option, able to defer up to 20% each year of their eligible pre-tax compensation, as defined, into any combination of available investment elections. The Plan provided that the Company would match 50% of the first 6% of a participants' pre-tax contribution to the Plan. Contributions allocated to a participant's account for 2001 could not exceed the lesser of (a) $35,000 or (b) 25% of the participant's compensation for the plan year.

(d) Forfeited Accounts

Effective January 1, 2001, the Plan was amended to, among other things, provide that any forfeitures occurring on or after that date will be used to reduce employer contributions. Forfeited amounts will be restored to a participants accounts only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. At December 31, 2002 forfeitures totaled $390,256. These amounts will be used to reduce future employer contributions.

Prior to January 1, 2001, forfeitures were allocated on the last day of the plan year to the remaining active participants of the Plan in such proportion as each participant's compensation bears to the total compensation of all participants, up to 1.5% of each participant's compensation for the year.

(e) Participants' Accounts

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income and losses realized and net appreciation or depreciation in the value of the Plan's assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company's matching contribution vests 20% after one year of credited service and 20% annually thereafter, so that a participant is 100 percent vested after five years of credited service.

(g) Benefit Payments

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an eligible retirement plan of all or part of the payment.

(h) Registered Investment Company Mutual Funds

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds. The following mutual funds were available for participant allocations on December 31, 2002:

Dreyfus Short Intermediate Government Fund
Dreyfus Balanced Fund
Dreyfus Appreciation Fund
Templeton Foreign Fund
AIM Value "A" Fund
PIMCo Total Return Fund
Franklin Balance Sheet Investment Fund
Franklin Strategic Ser Small-Mid Cap Growth Fund
Dreyfus Basic S&P 500 Stock Index Fund

(i) Managed Equity Investment Portfolio

Managed equity investment portfolio represents the Plan's interests in equity securities, managed by the Sanford Bernstein Fund.

(j) Cablevision Stock Fund and Rainbow Stock Fund

The Plan maintains an investment in the Cablevision Stock Fund which consists primarily of investments in Cablevision NY Group Class A common stock. From March 29, 2001 through August 20, 2002, the Plan also maintained an investment in the Rainbow Stock Fund which consisted primarily of Rainbow Media Group Class A common stock.

In August 2002, Cablevision approved the exchange of Rainbow Media Group common stock for shares of Cablevision NY Group common stock pursuant to the terms of Cablevision's certificate of incorporation. Each share of Rainbow Media Group common stock was exchanged for 1.19093 shares of Cablevision NY Group common stock on August 20, 2002. Fractional shares were paid in cash. From and after the date of the exchange, all rights of holders of shares of Rainbow Media Group common stock ceased except for the right, upon surrender of the certificates representing their shares of Rainbow Media Group common stock, to receive the shares of Cablevision NY Group common stock for which their shares of Rainbow Media Group common stock were exchanged, together with any fractional payment as provided above, without interest.

The Cablevision Stock Fund held 3,270,813 and 1,295,189 shares of Cablevision NY Group Class A common stock valued at quoted market value of $54,753,413 and $61,456,718, at December 31, 2002 and 2001, respectively. The Cablevision Stock Fund also held 1,599,258 and 2,298,991 shares of TBC Income Pooled Employee Funds (a temporary investment fund) with a market value and cost of $1,599,258 and $2,298,991 at December 31, 2002 and 2001, respectively.

At December 31, 2001, the Rainbow Stock Fund held 533,462 shares of Rainbow Media Group Class A common stock valued at a quoted market value of $13,176,511. The Rainbow Stock Fund also held 111,507 shares of TBC Income Pooled Employee Funds with a market value and cost of $111,507 at December 31, 2001.

(k) Common/Collective Trust Fund

The common/collective trust fund represents the Plan's investment in the Stable Value Fund which invests primarily in a diversified portfolio of Guaranteed Investment Contracts (GIC's) issued by insurance companies, which guarantee the principal and rate of return on the GIC's. The value of the portfolio is not guaranteed.

(l) Cash Equivalents

Cash equivalents represent monies held in various holding and disbursement accounts maintained by the Trustee pending allocation or disbursement to participants for benefits. These accounts invest primarily in short-term money market instruments.

(m) Participant Loans Receivable

Effective August 1, 2000, the Plan was amended to, among other things, provide that, subject to approval by the Plan's administrator, participants can have two loans outstanding at one time – a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid within four and one-half years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the plan effective with the merger of the MSG Plan as described in note 1. All loans bear interest at a rate fixed by the administrator based on the interest rate currently being charged by reputable financial institutions for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2002 bore interest at rates ranging from 5.25% to 10.5% with maturity dates through 2024.

(n) Due to Broker for Securities Purchased

This liability represents unsettled investment transactions which are in process at the end of the plan year.

(o) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(p) Related Party Transactions and Administrative Fees

Certain plan investments are shares of mutual funds managed by Mellon. As Mellon is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions. Administrative and investment management fees of the Plan are paid by the Company if not paid from the assets of the Plan. Administrative and investment management fees paid to Mellon, a party-in-interest, from Plan assets in 2002 amounted to $19,094.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair market value at the end of the plan year as determined by quoted market values. Unrealized gains or losses resulting from changes in fair value are currently recognized in the statement of changes in net assets available for benefits. Participant loans receivable are valued at cost. The difference between cost and fair value is not material to the Plan's financial statements as of December 31, 2002 and 2001. For contributions receivable, cost approximates fair value due to their short-term maturities. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded when earned. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(3) Investments

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2002 and 2001:

	2002	2001
Stable Value Fund (formerly Capital Preservation Fund)	$62,754,913	$59,261,853
CNYG Class A Common Stock	54,753,413	61,456,718
Dreyfus Appreciation Fund	34,012,220	38,691,419
Dreyfus Balanced Fund	17,173,284	19,149,198
Dreyfus Short Intermediate Government Bond	15,614,147	*
PIMCo Total Return Fund	13,357,549	*
AIM Value "A" Fund	*	16,626,304
RMG Class A Common Stock	*	13,176,511
Participant Loans	13,534,853	14,331,681

* Investment did not exceed 5% of net assets available for benefits at the respective date.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

Registered investment company mutual funds	$(20,526,607)
Managed equity investment portfolio	(451,865)
Cablevision Stock Fund	(34,097,079)
Rainbow Stock Fund	(2,550,560)
Common/collective trust fund	2,672,791
Cash equivalents	49,213
	$(54,904,107)

(4) Due to Sponsor

Cablevision advanced $250,000 to the Plan in order to enhance the liquidity of the Cablevision Stock Fund. Such amount has no scheduled repayment terms, but will be returned to Cablevision if the Plan is terminated.

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated January 30, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter and the Company has recently filed for a current determination letter. However, in the opinion of the plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

(6) Subsequent Event

On March 19, 2003, the Company merged the SportsChannel Florida 401(k) Plan (the "SportsChannel Plan") into the Plan and transfered the assets and liabilities of the SportsChannel Plan with and into the assets and liabilities of the Plan.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
	Registered Investment Company Mutual Funds:		
*	Mellon Trust	Dreyfus Short Intermediate Government Fund, 1,422,053 shares	$ 15,614,147
*	Mellon Trust	Dreyfus Balanced Fund, 1,495,931 shares	17,173,284
*	Mellon Trust	Dreyfus Appreciation Fund, 1,090,116 shares	34,012,220
*	Mellon Trust	Templeton Foreign Fund, 1,004,970 shares	8,352,291
*	Mellon Trust	AIM Value "A" Fund, 1,674,386 shares	12,575,646
*	Mellon Trust	PIMCo Total Return Fund, 1,251,879 shares	13,357,549
*	Mellon Trust	Franklin Balance Sheet Investment Fund, 223,392 shares	8,285,498
*	Mellon Trust	Franklin Strategic Ser Small Mid Cap Growth Fund, 386,657 shares	8,487,382
*	Mellon Trust	Dreyfus S&P 500 Stock Index, 383,295 shares	7,014,295
			124,872,312
	Managed Equity Investment Portfolio:		
	Aetna Inc.	Aetna Inc., 950 shares	39,064
	American Elec Pwr Inc.	American Elec Pwr Inc., 1,600 shares	43,728
	Arrow Electrs Inc.	Arrow Electrs Inc., 700 shares	8,953
	Ashland Inc.	Ashland Inc., 550 shares	15,692
	Avnet Inc.	Avnet Inc., 1,000 shares	10,830
	Bank of America Corp.	Bank of America Corp., 850 shares	59,135
	Cigna Corp.	Cigna Corp., 400 shares	16,448
	CSX Corp.	CSX Corp., 2,400 shares	67,944
	Chubb Corp.	Chubb Corp., 700 shares	36,540
	Conocophillips Co.	Conocophillips Co., 1,000 shares	48,390
	Cooper Industries Ltd.	Cooper Industries Ltd., 500 shares	18,225
	Cooper Tire & Rubr Co.	Cooper Tire & Rubr Co., 700 shares	10,738
	Dow Chem Co.	Dow Chem Co., 2,200 shares	65,340
	Eastman Chem Co.	Eastman Chem Co., 650 shares	23,901
	Federated Dept Stores Inc.	Federated Dept Stores Inc., 1,100 shares	31,636
	Fleet Boston Financial Corp.	Fleet Boston Financial Corp., 1,100 shares	26,730
	Georgia Pac Corp.	Georgia Pac Corp., 800 shares	12,928
	Hewlett Packard Co.	Hewlett Packard Co., 3,000 shares	52,080
	Ingram Micro Inc.	Ingram Micro Inc., 1,000 shares	12,350
	Lear Corp.	Lear Corp., 400 shares	13,312
	Leggett & Platt Inc.	Leggett & Platt Inc., 700 shares	15,708
	Lehman Brothers Holdings, Inc.	Lehman Brothers Holdings, Inc., 500 shares	26,645
	Lubrizol Corp.	Lubrizol Corp., 600 shares	18,300
	Magna Intl, Inc.	Magna Intl, Inc., 300 shares	16,845
	May Dept Stores Co.	May Dept Stores Co., 900 shares	20,682
	Mead Corp.	Mead Corp., 1,300 shares	32,123
	Millenium Chemicals Inc.	Millenium Chemicals Inc., 600 shares	5,712
	National City Corp.	National City Corp., 1,000 shares	27,320
	Norfolk Southn Corp.	Norfolk Southn Corp., 3,600 shares	71,964
	Nortel Networks Corp.	Nortel Networks Corp., 10,700	17,227
	Occidental Pete Corp.	Occidental Pete Corp., 900 shares	25,605
	Owens Ill Inc.	Owens Ill Inc., 800 shares	11,664
	Pacificare Health Sys Inc.	Pacificare Health Sys Inc., 200 shares	5,620

- Continued

Supplemental Schedule

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
	Pfizer Inc.	Pfizer Inc., 500 shares	15,285
	Pharmacia Corp.	Pharmacia Corp., 400 shares	16,720
	Philip Morris Cos Inc.	Philip Morris Cos Inc., 700 shares	28,371
	Quantum Corp Dssg	Quantum Corp Dssg, 800 shares	2,136
	Qwest Communications Intl, Inc.	Qwest Communications Intl, Inc., 8,500 shares	42,500
	Sears Roebuck & Co.	Sears Roebuck & Co., 750 shares	17,962
	Smurfit-Stone Container Corp.	Smurfit-Stone Container Corp., 1,600 shares	24,626
	Solectron Corp.	Solectron Corp., 5,453 shares	19,358
	Supervalu Inc. Co.	Supervalu Inc., 1,600 shares	26,416
	Tellabs Inc.	Tellabs Inc., 4,000 shares	29,080
	Travelers PPTY CAS Corp.	Travelers PPTY CAS Corp., 700 shares	10,255
	V F Corp.	V F Corp., 1,000 shares	36,050
	Wachovia Corp.	Wachovia Corp., 1,600 shares	58,304
	Washington Mutual Inc.	Washington Mutual Inc., 2,650 shares	91,505
	Wisconsin Energy Corp.	Wisconsin Energy Corp., 750 shares	18,900
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 28,583 shares	28,583
	Intl Value Portfolio	Intl Value Portfolio, 42,257 shares	606,394
			1,981,824
	Cablevision Stock Fund:		
*	Cablevision Systems Corporation	Cablevision NY Group Class A Common Stock, 3,270,813 shares	54,753,413
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 1,599,258 shares	1,599,258
			56,352,671
	Common/Collective Trust Fund:		
*	Mellon Trust	Stable Value Fund, 62,754,913 shares	62,754,913
*	Mellon Trust	EB Temporary Investment Fund, 165,673 units	165,673
			62,920,586
	Cash Equivalents:		
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 61,449 units	61,449
*	Mellon Trust	Daily Liquidity Fund, 1,802,421 units	1,802,421
		Interest bearing cash account	1,491,299
			3,355,169
*	Plan Participants	Participant loans receivable, varying amounts, maturing on various dates through 2024, at interest rates ranging from 5.25% to 10.5%	13,534,853
			$263,017,415

EXHIBIT INDEX

Exhibit No.

23	Consent of KPMG LLP
32	Certification

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Date: June 30, 2003



By: Lisa Questell
Chair of the Cablevision Employee Benefit
Plans Administrative Committee



Exhibit 23

Consent of Independent Auditors

Cablevision Systems Corporation
Cablevision CHOICE 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 33-54346 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report dated June 26, 2003 relating to the statements of net assets available for benefits of the Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the related Schedule of Assets (Held at End of Year), which report appears in the Plan's filing on Form 11-K for the year ended December 31, 2002.

KPMG LLP

Melville, New York
June 26, 2003



KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

Exhibit 32

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350
Chapter 63 of Title 18, United States Code)

Pursuant to 18 U.S.C. § 1350, the undersigned hereby certifies, to such undersigned's knowledge, that the Annual Report on Form 11-K for the Cablevision CHOICE 401(k) Savings Plan for the fiscal year ended December 31, 2002, (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Lisa Questell

Name: Lisa Questell
Title: Chair of the Cablevision Employee Benefit Plans Administrative Committee

Dated: June 30, 2003

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.